

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Marcelo Cunha Ribeiro
Chief Financial Officer
National Steel Company
Av.Brigadeiro Faria Lima, 3400 - 20th floor
04538-132, Sao Paulo-SP, Brazil

   Re: National Steel Company
         Form 20-F for the Year Ended December 31, 2019
         Filed April 3, 2020
         File No. 001-14732

Dear Mr. Ribeiro:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing